EXHIBIT 4.6

KEMPER INVESTORS LIFE INSURANCE COMPANY

A Stock Life Insurance Company

1400 American Lane

Schaumburg, Illinois 60196

Administrative Offices:	3003 77th Avenue Southeast
Mercer Island, WA 98040

ENDORSEMENT

This Endorsement amends your Contract as of April 1, 2005, the Effective Date.

It adds a floor to the Market Value Adjustment (“MVA”). It also increases the Guaranteed Interest Rate to 3% on Guarantee Period Values (“GPV”) crediting less than 3%.

After the Effective Date, a downward MVA will not exceed interest credited to the GPV in excess of 3% per year. This is the amount by which the GPV exceeds the GPV floor. The GPV Floor is the GPV as of the Start Date accumulated at 3% per year to the date of MVA, less Withdrawal and Transfer Amounts during this period accumulated at 3% per year.

The Start Date is the later of the Effective Date or the beginning of a new Guarantee Period.

Withdrawal and Transfer Amounts are the amounts by which the GPV is reduced upon withdrawal or transfer, adjusted up or down for any MVA. These include amounts withdrawn from the GPV to pay Withdrawal Charges, Records Maintenance Charges, or charges for optional benefits.

In applying the MVA, each amount allocated to a different Guarantee Period will be considered separately. Amounts allocated at different points in time will be considered separately too.

No other changes are being made to your Contract. All other terms and conditions remain unchanged.

/s/ Diane C. Davis	/s/ M. Douglas Close
Diane C. Davis	M. Douglas Close
President and CEO	Secretary

MVA END IND 2005